UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

09 May 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Interim Management Statement

NEWS RELEASE

9 May 2012

INTERIM MANAGEMENT STATEMENT

CRH plc, the international building materials group, is issuing this Interim Management Statement, which is in accordance with the reporting requirements of the EU Transparency Directive, in advance of its Annual General Meeting which is being held today at 11.00 am in Dublin.

Year-to-date Trading
Our operations in the Americas have benefited from favourable early weather conditions and a firmer tone in construction markets in the United States. In contrast, trading in our European operations in the first four months has been affected by severe weather conditions in February and by the ongoing impact on sentiment of volatility in Eurozone financial markets. Overall, cumulative like-for-like Group sales to end-April were +2% ahead of 2011, although EBITDA for the period lagged 2011 due to the tough start in our European operations.

Against this backdrop, and given normal seasonal May/June weather patterns in the United States as our Materials operations gear up for the construction season, we expect overall EBITDA in the less significant first half of the year to be close to last year's level (2011: €574 million).

With incrementally more positive US economic and construction prospects for 2012 mitigating a more cautious view on the outlook in Europe, we continue, subject to no major financial or energy market dislocations, to expect overall like-for-like sales growth in 2012 and a year of progress for CRH.

Europe
Weather conditions in February, which saw an extended period of extremely low temperatures across continental Europe in contrast to a very mild 2011, impacted trading. This resulted in a like-for-like sales decline of approximately -6% for January/February; the rate of decline moderated in subsequent months as weather improved to leave cumulative like-for-like sales to end April -4% behind 2011.

In Europe Materials, operations in Poland, Switzerland, Benelux, and Turkey were particularly impacted by the harsh February conditions; while volumes in Poland have since recovered and by end-April were in line with last year, volumes elsewhere have remained behind 2011.  In Ukraine, volumes for the first four months were well ahead of last year, while January-April volumes in Finland were somewhat behind the same period in 2011.  Operations in those countries experiencing austerity measures - Ireland, Portugal and Spain - continued to face challenging market conditions.  Overall, cumulative like-for-like sales for Europe Materials were slightly ahead of the first four months of 2011.

Europe Products, which benefited to a substantial extent from the very mild winter in 2011, was in turn affected by conditions in the current year with like-for-like sales down -8% for the first two months. The subsequent recovery in March/April has been strong in Germany and Denmark but more muted in Benelux, France and Switzerland where weaker government expenditure and consumer confidence has dampened demand. Overall, underlying sales for the first four months of 2012 were -5% behind 2011.

Our Distribution businesses were also impacted by weather, and like-for-like sales for the January/February period were -8% below 2011.   By the end of April underlying sales in this segment were approximately -6% behind 2011.

Americas
Our businesses in the Americas benefited from unusually benign weather conditions in the early months of the year. Helped by this, and by a firmer tone in overall economic activity in the United States, our operations delivered a like-for-like increase of +11% in sales for the first four months of 2012.

In Americas Materials, favourable weather contributed to very strong like-for-like volume increases for the first four months with aggregates up +18%, asphalt up +16% and readymixed concrete volumes +13% ahead of the same period in 2011.  We look to May, June and July for a more accurate indication of full year demand trends in this markedly seasonal business which typically sells less than 10% of annual asphalt volumes, and approximately 20% of aggregates and readymixed concrete volumes, in the first four months of each year.

Americas Products operations also benefited from the good early weather with like-for-like sales some +12% ahead of the first four months of 2011.  Within our portfolio, those businesses serving the repair, maintenance and improvement (RMI) sectors have shown most strength to date in 2012. However, we have also seen a welcome improvement in activity and backlog levels in our Precast operations, while in our Building Envelope business higher glass volumes to small scale architectural and storefront applications compensated for delays in some large scale projects.

In Distribution, strong like-for-like sales growth in our exterior products (roofing/siding) business and a slightly lower advance in our interior products (wallboard, steel studs and acoustical ceiling systems) business, has resulted in a combined like-for-like sales increase of approximately +9% to end April. Trading from acquisitions completed during 2011, which are anticipated to add well over $100 million in incremental sales in the current year, is in line with expectations; however, due to seasonal factors these businesses will have little operating profit impact in the first half of 2012.

Development
A total of 13 acquisitions and investments have been completed to date in 2012 at a total cost of approximately €230 million. These comprise: a significant addition in Germany to our RMI-oriented Shutters & Awnings business which increases annualised sales in this segment to c €200 million; a Texas-based packaged products business which expands our coverage in that state; an addition to our asphalt and paving activities in Nebraska; plus 10 other bolt-on transactions.

Interim 2012 Results
CRH will report Interim Results for the six months ending 30 June 2012 on Tuesday 14 August 2012.

__________________________________________________________________________________________________________________________________________________________________________________
This interim management statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this Statement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

CRH will host an analysts' conference call at 8:00 a.m. BST this morning (Wednesday 9 May 2012) to discuss the statement. To register in advance for the conference call please log on to:
https://www.yourconferencecentre.com/confcenter/PinCode/Pin_Code.aspx?100334&o=DvbhtIKfQLBceI

where you will be allocated a dial-in number, passcode and conference pin.   A recording of this conference call will be available from 11:00 a.m. BST on 9 May 2012 until 12:00 a.m. BST on 16 May 2012 by dialing
+35314364267 or +442077696425. The security code for the replay will be 6478 972#.
___________________________________________________________________________________________________________________________________________________________________________________

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee	Chief Executive
Maeve Carton	Finance Director
Rossa McCann	Head of Group Finance

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000 FAX +353.1.4041007
E-MAIL mail@crh.com
WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 09 May 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director